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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. __)*

                                Viant Corporation
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    92553N10
                         ------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 1999
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                / / Rule 13d-1(b)
                / / Rule 13d-1(c)
                /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

---------------------------------------------

CUSIP NO.  92553N107

---------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF
          REPORTING
          PERSON
          I.R.S.
          IDENTIFICATION
          NO. OF ABOVE
          PERSONS
          (entities
          only)

          Trident Capital
          Management, L.L.C.
          77-0413011

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

          (a) /X/
          (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZEN OR PLACE OF
          ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                           5       SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY
     OWNED BY EACH
   REPORTING PERSON
          WITH

--------------------------

                                   1,657,291
--------------------------------------------------------------------------------
                           6       SHARED VOTING POWER

--------------------------

                                   0
--------------------------------------------------------------------------------
                           7       SOLE DISPOSITIVE POWER

--------------------------

                                   1.657,291
--------------------------------------------------------------------------------
                           8       SHARED DISPOSITIVE POWER

--------------------------

                                   0

--------------------------------------------------------------------------------
   9      AGGREGATE
          AMOUNT
          BENEFICIALLY
          OWNED BY EACH
          REPORTING
          PERSON

          1,657,291

--------------------------------------------------------------------------------


                                Page 2 of 8 pages

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE
          AGGREGATE
          AMOUNT IN ROW
          (11) EXCLUDES
          CERTAIN SHARES
          (see instructions)

--------------------------------------------------------------------------------
   11     PERCENT OF
          CLASS
          REPRESENTED BY
          AMOUNT IN ROW
          11

          7.2%

--------------------------------------------------------------------------------
   12     TYPE OF
          REPORTING
          PERSON (see
          instructions)

          OO

--------------------------------------------------------------------------------

                                Page 3 of 8 pages

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFYING NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)           The third row is for SEC internal use; please leave blank.

(4) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON,
              ETC. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) TYPE OF REPORTING PERSONSCPlease classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:


                             CATEGORY                             SYMBOL
                  Broker Dealer                                      BD
                  Bank                                               BK
                  Insurance Company                                  IC
                  Investment Company                                 IV
                  Investment Adviser                                 IA
                  Employee Benefit Plan, Pension Plan,               EP
                       or Endowment Fund
                  Parent Holding Company/Control Person              HC
                  Savings Association                                SA
                  Church Plan                                        CP
                  Corporation                                        CO
                  Partnership                                        PN
                  Individual                                         IN
                  Other                                              OO


NOTES:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing


                                Page 4 of 8 pages

Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                   SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

              Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

              Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

              Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

              Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                                   GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1

      (a)  Name of Issuer
            Viant Corporation

      (b)  Address of Issuer's Principal Executive Offices
            89 South Street, 7th Floor
            Boston, MA  02111

ITEM 2

      (a)  Name of Person Filing
            Trident Capital Management, L.L.C.

      (b) Address of Principal Business Office, if none, Residence 2480 Sand Hill Rd., Suite 100
            Menlo Park, CA  94025

      (c)  Citizenship
            Delaware


                                Page 5 of 8 pages

      (d)  Title of Class of Securities
            Common Stock

      (e)  CUSIP Number
            92553N107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Section 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

      (a) // Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

      (b) // Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) // Insurance company as defined in section 3(a)(19) of the act (15 U.S.C. 78c).

      (d) // Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

      (e) // An investment advisor in accordance with Section
          240.13d-1(b)(1)(ii)(E);

      (f) // An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(ii)(F);

      (g) // A parent holding company or control person in accordance with
          Section 240.13d-1(b)(ii)(G);

      (h) // A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) // A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) // Group, in accordance with Section 240.13d-1(b)(ii)(J).

ITEM 4.  OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount Beneficially Owned:
           1,657,291
      (b)  Percent of Class:
           7.2%

      (c)  Number of shares as to which such person has:

           (i)sole power to vote or to direct the vote: 1,657,291*
           (ii)shared power to vote or to direct the vote: 0
           (iii)sole power to dispose or to direct the disposition of:
                1,657,291*

           (iv)shared power to dispose or to direct the disposition of: 0

* Includes 1,612,295 shares held by Information Associates, L.P. (IA, L.P.) and 44,996 shares held by Information Associates, C.V. (IA, C.V.). Trident Capital Management, L.L.C. is the sole general partner of IA, L.P. Trident Capital Management, L.L.C. is the investment general partner of IA, C.V.

INSTRUCTIONS: For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

           Not applicable

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

INSTRUCTION:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if


                                Page 6 of 8 pages
such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity.

ITEM 10.   CERTIFICATION

           Not applicable

      (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

      (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                              /s/ Bonnie N. Kennedy
                                              ----------------------------------

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



                                Page 7 of 8 pages

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                Page 8 of 8 pages